Filed Pursuant to Rule 424(b)(5)
Registration Number 333-97697

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 20, 2002)

7,474 SHARES

WASTE MANAGEMENT, INC.
COMMON STOCK

     Our common stock is listed on the New York Stock Exchange under the trading symbol “WMI.” On November 1, 2004, the last reported sale price of the common stock on the New York Stock Exchange was $28.49 per share.

     We are issuing the shares pursuant to the settlement agreement that we announced in November 2001 relating to the class action lawsuit brought against us arising from events related to our earnings announcements in July and August 1999. Under the agreement, certain members of the class were required to receive shares of our common stock in lieu of cash they would otherwise receive under the settlement agreement. The number of shares we are issuing is based on the aggregate amount of cash otherwise payable under the settlement agreement to these class members, divided by a trailing average closing price of our common stock for thirty days prior to issuance. We will not receive any proceeds from the issuance of the shares.

     Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 4 of the prospectus dated November 20, 2002.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We expect to deliver the shares against payment therefor in Houston, Texas on or about November 2, 2004.

Prospectus Supplement dated November 2, 2004